January 18, 2006


Mr. Barry Stem
Senior Assistant Chief Accountant
Office of Natural Resources and Food
100 F Street, NE
Washington, D.C.  20549-7410

         Re:     American Dairy, Inc.
                 Registration Statement on Form S-1
                 Filed September 2, 2005
                 File No. 333-128075

Dear Mr. Stem:

This letter is in response to your letter dated January 9, 2006. I note your receipt of my letter dated December 30, 2005, addressed to Mr. Charles Gray of Murrell, Hall, McIntosh & Co., PLLP, in which I indicated, in June 2002 I sold my 51% equity holdings in Belmont Capital to Ms. Wan Hung. Since June 2002, I have not had any ownership, direct or indirect, or economic interest of any type in Belmont Capital other than the rental of office space to Belmont Capital at market rates Furthermore, neither myself or Henny Wee & Co. had has ever had any direct or indirect ownership in American Dairy, Inc. I believe Henny Wee & Co. has complied with all applicable independence standards as I will detail later in this letter.

Following is my response to the issues outlined in your letter of January 9, 2006:

      o SEC Comment - Please support this statement given the following information contained on Henny Wee & Co.'s website
            (http://www.hkaudit.com/philosophy.htm) which identifies Belmont Capitals Limited as an affiliated company.

            My  Response:  In 2001,  I  instructed  an IT firm,  bForce  Limited
            ("bForce") to develop a website. This instruction was made in October 12, 2001 when a contract was signed and I had an equity interest in Belmont Capitals Limited. bForce was supposed to develop and deliver the website by March 15, 2002 which used the content of my firm's old profile first developed in 1998 for initial presentation purpose to attest the quality of its work and had established/created www.hkaudit.com. I was not satisfied with the quality of the work that contained many errors and poor graphics. This web page was provided to my internet service provider at that time either without my knowledge, or I failed to remember that it was provided to my service provider.

            I have never made any reference to this website in any of the firm's literature, or my name cards, or my letterhead and, was unaware of, or had forgotten about, its continued existence. Accordingly, I had never tried to update the erroneous and inaccurate contents included in the website and which contents contained significant material errors of facts as they did not reflect events that had occurred since June 2002. Since the existence of the website has been brought to my attention, I have instructed another IT firm, InfoLead Dynamic Limited to close the website.

      o SEC Comment - "Henny Wee & Co. is committed to assisting you not only to successfully operate and expand and to achieve your business objectives to maximize profit and minimizes tax but also to assist you to tap into the capital markets for the necessary growth and expansion capital through our affiliated company, Belmont Capitals Limited. Our professional recruitment, continuing professional education programme, networking and affiliation and research resources policy reflects our commitment."

            My Response: I acknowledge that I had an equity interest in Belmont Capitals Limited until my 51% equity interest was sold to Yun Hung in June 2002 after the company was renamed, Belmont Capital Group Limited. Since then Henny Wee does not have any ownership, direct or indirect, in Belmont Capital Group Limited (formerly: Belmont Capitals Limited) apart from the renting of an office space to Belmont Capital Group Limited.

            The material error, anomaly, confusion and misunderstanding arose from bForce use of my firm's old profile (prepared in 1998 when I had an equity interest in Belmont Capitals Limited) to develop a website and which contents did not and do not reflect the material share structure changes and reorganization of services that had occurred since June 2002. The fact the following changes were not included in the contents of the website, is evident that the website was put together in 2001 and which I did not know existed, until this issue was brought to my attention recently.

      o Belmont Financial Consultants Limited, incorporated on November 13, 1998, had changed its name to Belmont Capitals Limited on August 16, 1999 and again changed its name to Belmont Capital Group Limited in May 22, 2002.

            Before my firm commenced to provide services to enterprises intending to enter the United States capital markets in the later part of 2002, it was my intention to provide capital raising services to privately incorporated Hong Kong corporations through Belmont Capitals Limited. However, I sold my investment in Belmont Capitals Limited in June 2002 because of independence in view of my services to be provided to corporations that intended to enter the US capital markets.


      o SEC Comment - Please tell us the nature of the other services that Henny Wee & Co. performs and the entities and personnel that perform these services. We note from the Henny Wee & Co. website that in addition to an auditing division there are also specialty, taxation,
            business      advisory      and      administration       divisions.
            (http://www.hkaudit.com/service.htm)

            My Response: Henny Wee & Co., accredited with the Hong Kong Institute of Certified Public Accountants, provides auditing, accounting, tax and secretarial services to clients (private companies incorporated in Hong Kong and to unincorporated companies). Professional firms in Hong Kong are not pre-empted from providing auditing, accounting and taxation services to the privately incorporated clients. For those clients who intend to list or had listed in the United States, Henny Wee & Co., only provides auditing services to companies registered in the People's Republic of China ("PRC").

      o SEC Comment - We note that Henny Wee's website indicates that its corporate services are conducted through Belmont Consulting. (http://hkaudit.com/crop_service.htm) Please tell us the relationship(s) between Belmont Consulting, Belmont Capital Group Limited and Belmont Capitals Limited.

            My Response: Refer also to my comments and explanation in the preceding paragraphs in which I advised that bForce had used my firm's old profile (prepared in 1998 when I had an equity interest in Belmont Capitals Limited) to develop a website. The contents contained significant and material error of facts as they did not reflect events that had occurred in June 2002 and reorganization of services provided by Henny Wee & Co. It should be noted that the inaccurate website was and even the contact address was an old address.

            Since June 2002, neither Henny Wee & Co., nor I have had any ownership, direct or indirect, or economic interest of any type other than the rental of office space to Belmont Capital Group Limited (formerly: Belmont Capitals Limited) after the change of company name on May 22, 2002).

            Belmont Consulting, Belmont Capitals and Belmont Capital Group Limited are one and the same company at various dates.

            Belmont Financial Consultants Limited, incorporated on November 13, 1998, had changed its name to Belmont Capitals Limited on August 16, 1999 and again changed its name to Belmont Capital Group Limited in May 22, 2002.

      o SEC Comment - Please indicate whether or not Ms. Yun Hung, an employee of Henny Wee & Co. and Ms. Tracy Wan Hung, Managing
            Director of Belmont Capital Group are the same person. Upon comparing the biographies of each person on both the Henny Wee & Co, website (http://www.hkaudit.com/ourpeople.htm) and the Belmont Capital Group website (http://www/bcghk.com/eng/p8.asp) they appear to be the same individual.

            My Response: Prior to June 2002 when she was acquired my interest in Belmont Capital Group, Yun Hung was a staff member of Henny Wee &
            Co. She terminated her services with Henny Wee & Co. with effect from June 30, 2002 when she acquired and obtained 100% ownership and control of Belmont Capital Group Limited (formerly: Belmont Capitals Limited).

            Ms. Yun Hung is a Putonghua/Mandarin translation of her name when she was a native of Xiamen, Fujian Province, in the PRC while Ms. Wan Hung is the Cantonese translation of her name when she immigrated to Hong Kong in 1996. The Chinese characters of her name remain the same irrespective of how the name is pronounced. I understand she used the name interchangeably as in China where she is known as Yun Hung (Mandarin pronunciation) and in Hong Kong as Wan Hung (Cantonese pronunciation).



                                              Sincerely,



                                              Henny Wee
                                              Henny Wee & Co.